FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca agrees to divest Viela shareholding

1 February 2021 12:15 GMT

AstraZeneca agrees to divest Viela shareholding

AstraZeneca has agreed, subject to certain limited exceptions, to divest its 26.7% ownership in Viela Bio, Inc. (Viela), as part of the proposed acquisition of Viela by Horizon Therapeutics plc (Nasdaq: HZNP).

AstraZeneca is anticipating to receive cash proceeds and profit of c.$760-$780m upon closing for the sale of the holding, which will be recorded in Reported and Core Other Operating Income and Expense in the Company's financial statements. The divestment is expected to complete by the end of the first quarter of 2021.

The divestment does not impact the Company's financial guidance for 2020. Guidance for 2021 is anticipated to be issued with full-year 2020 results on 11 February 2021.

Viela
Viela (Nasdaq: VIE), headquartered in Gaithersburg, Maryland, is a biotechnology company dedicated to the discovery, development and commercialisation of novel treatments for autoimmune and severe inflammatory diseases. Viela was founded in 2018 as a spinout from AstraZeneca, with clinical and pre-clinical projects from AstraZeneca's inflammation and autoimmunity pipeline.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

AstraZeneca contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 February 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary